SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the Private Debt & Income Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund by written consent, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond on December 19, 2024.

4.	Premiums will be paid for the period February 3, 2025 to February 3, 2026.

/s/ Kent Barnes
Kent Barnes
Secretary of the Trust

Exhibit A

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

Exhibit B

ARCH INSURANCE COMPANY
(A Missouri Corporation)
Home Office Address:	Administrative Address:
2345 Grand Blvd, Suite 900	Harborside 3
Kansas City, MO 64108	210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Bond No.:	ICB1000006-00

Item 1.	Insured & Address:

Private Debt & Income Fund
2030 1st Avenue
3rd Floor
Seattle, WA 98121

Item 2.	Bond Period:

From:	February 3, 2025
To:	February 3, 2026
12:01 a.m. local time at the address stated in Item 1

Item 3.	Bond Premium:	$2,000.00
	Taxes, Surcharges and other assessments, if applicable:	$0.00
	Premium attributable to Terrorism Risk Insurance:	$0.00
	☐ Included in Bond Premium
	☒ In addition to Bond Premium

Item 4.	Notices to Insurer:

Claims or Potential Claims:	All Other Notices:
Arch Insurance Company	Arch Insurance Company
Executive Assurance Claims	Executive Assurance Underwriting
10909 Mill Valley Road, Suite 210	Harborside 3
P.O. Box 542033	210 Hudson Street, Suite 600
Omaha, NE 68154	Jersey City, NJ 07311-1107
Phone: 877 688-ARCH (2724)	Tel: (212) 651-6500
Fax: (866) 266-3630	Fax: (212) 651-6499
E-mail: Claims@ArchInsurance.com

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Item 5.	Investment Company Blanket Bond Coverage Elections:

Aggregate Limit of Liability:			$1,000,000

Insuring Agreement			Limit of Liability	Deductible
☒	A.	Fidelity	$1,000,000	$5,000
☒	B.	Audit Expense	$25,000	$10,000
☒	C.	On Premises	$1,000,000	$10,000
☒	D.	In Transit	$1,000,000	$10,000
☒	E.	Forgery or Alteration	$1,000,000	$10,000
☒	F.	Securities	$1,000,000	$10,000
☒	G.	Counterfeit Currency	$1,000,000	$10,000
☒	H.	Stop Payment	$25,000	$5,000
☒	I.	Uncollectible Items of Deposit	$25,000	$5,000

Item 6.	Endorsements:

See attached schedule of endorsements and notices.

Item 7.	The Insured by acceptance of this Bond gives notice to the Insurer terminating or canceling prior bonds or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this Bond becomes effective.

Item 8.	Producer:	Alliant Insurance Services, Inc.
	Mailing Address:	Financial Square 32 Old Slip
New York, NY 10005

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Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

Brian D. First	Regan Shulman
President	Secretary

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